Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion together with the unaudited condensed consolidated financial statements, related notes and other financial information included elsewhere in this Report on Form 6-K. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those set forth under Item 3D “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020. These risks could cause our actual results to differ materially from any future performance suggested below and elsewhere in the report.

Unless the context otherwise requires, all references to “Akari,” “we,” “us,” “our,” the “Company” and similar designations refer to Akari Therapeutics, PLC and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing treatments for autoinflammatory diseases involving the complement (C5) and leukotriene (LTB4) pathways. The Company’s activities since inception have consisted of performing research and development activities and raising capital. Each of these pathways has scientifically well-supported causative roles in the diseases we are targeting. We believe that blocking early mediators of inflammation will prevent initiation and continual amplification of the processes that cause certain diseases.

Our lead product candidate, nomacopan (formerly known as Coversin), is a recombinant small protein derived from a protein originally discovered in the saliva of the Ornithodoros moubata tick, which modulates the host immune system to allow the parasite to feed without alerting the host to its presence or provoking an immune response. Nomacopan is a second-generation complement inhibitor which acts on complement component-C5, preventing release of C5a and formation of C5b–9 (also known as the membrane attack complex, or MAC), and independently and specifically also inhibits leukotriene B4, or LTB4, activity, both elements that are co-located as part of the immune/inflammatory response. The importance of nomacopan’s dual inhibitory action is therefore twofold. First, it can prevent inflammatory and prothrombotic activities of two key pathways, and second, the pathways can be independently activated. Additionally, nomacopan’s bio-physical properties allow it to be potentially used in a variety of formulations, including subcutaneous, intravenous, topical or inhaled routes of administration.

Our clinical targets for nomacopan are orphan inflammatory diseases where the inhibition of both C5 and LTB4 are implicated, including bullous pemphigoid, or BP, thrombotic microangiopathy bone marrow transplant, or TMA-HSCT as well as inflammatory conditions in the eye and lung.

In February and March 2020, we sold to certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. See “Liquidity and Capital Resources –2020 Private Placements”.

In June 2020, we entered into a Purchase Agreement with Aspire Capital, or 2020 Purchase Agreement, which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs during a 30-month period beginning on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. See “Liquidity and Capital Resources – Aspire Capital Financing Arrangements”.

In July, 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 7,947,540 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS. See “Liquidity and Capital Resources –2021 Private Placements”.

Impact of COVID-19

The global outbreak of COVID-19, also known as coronavirus, and public health epidemics can adversely impact the Company’s business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chains, which could result in material delays and complications with respect to our research and development programs and clinical trials. Moreover, as a result of COVID-19, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, during 2020 the Company’s ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but COVID-19 has affected the Company’s ability to complete recruitment in the original timeframe. For example, the Phase I/II clinical trial in patients with AKC study was halted and the opening of sites for the Phase III clinical trial in pediatric patients with HSCT-TMA was delayed until the end of 2020 and is now open for enrollment of patients. The extent to which COVID-19 impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and continued severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of COVID-19 globally could adversely impact the Company’s operations and workforce, including research and clinical trials and the ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of the Company’s product candidates, and could result in the inability of suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires management to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Share-Based Compensation and Fair Value of Ordinary Shares

We account for awards of equity instruments issued to employees and directors under the fair value method of accounting and recognize such amounts in our unaudited Condensed Consolidated Statements of Comprehensive Loss. We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense in general administrative and research and development expenses in our Consolidated Statements of Comprehensive Loss using the straight-line method over the service period over which we expect the awards to vest.

We estimate the fair value of all time-vested options as of the date of grant using the Black-Scholes option valuation model, which was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility, which we calculate based on the historical volatility of peer companies. We use a risk-free interest rate, based on U.S. Treasury instruments in effect at the time of the grant, for the period comparable to the expected term of the option. Given our limited history with share option grants and exercises, we use the “simplified” method in estimating the expected term, the period of time that options granted are expected to be outstanding, for our grants.

We classify our stock-based payments which are settled in our ordinary shares as equity-classified awards. We measure equity-classified awards at their grant date fair value and do not subsequently remeasure them. Compensation costs related to equity-classified awards generally are equal to the grant date fair value of the award amortized over the vesting period of the award.

Warrants issued in connection with our 2019 Registered Direct Offering

In connection with the sale of the ADSs in the 2019 Registered Direct Offering, we issued to investors unregistered warrants to purchase an aggregate of 1,184,213 ADSs in a private placement, or the 2019 Investor Warrants. The 2019 Investor Warrants are immediately exercisable at an exercise price of $3.00 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 177,629 ADSs, or the 2019 Placement Agent Warrants, on the same terms as the 2019 Investor Warrants, except that the 2019 Placement Agent Warrants are exercisable at $2.85 per ADS. The total amount of warrants issued in connection with this registered direct offering amounted to warrants to purchase an aggregate of 1,361,842 ADSs, all of which were outstanding as of June 30, 2021. At grant date, the 2019 Investor Warrants and the 2019 Placement Agent Warrants, or, together, the 2019 Warrants, were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2019 Warrants at grant date fair value. The total grant date fair value of the 2019 Warrants was $1,213,816. On December 8, 2020, the Company held a general meeting (“2020 General Meeting”) and changed the currency of its ordinary shares from pounds sterling to US dollars (“2020 Redenomination”). As a consequence of the 2020 Redenomination, the Company was required to reassess, whether its financial instruments or other contracts that previously required derivative accounting within the scope of ASC 815 Financial Instruments either (a) no longer meet the definition of a derivative or (b) meet a scope exception to the derivative guidance due to a change in facts and circumstances. The Company concluded that due to the 2020 Redenomination, the 2019 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then re-classed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

Warrants issued in connection with the 2020 Private Placements

In connection with the sale of the ADSs in the 2020 Private Placements, we issued to investors unregistered warrants to purchase an aggregate of 2,810,136 ADSs in a private placement, or the 2020 Investor Warrants. The warrants are immediately exercisable at an exercise price of $2.20 per ADS, subject to adjustment as set forth therein and will expire five years from issuance. We also issued unregistered warrants to the Placement Agent to purchase an aggregate of 449,623 ADSs, or February 2020 Placement Agent Warrants, on the same terms as the 2020 Investor Warrants, except that the 2020 Placement Agent Warrants are exercisable at $2.55 per ADS. The total amount of warrants issued in connection with this private placement amounted to warrants to purchase an aggregate of 3,259,759 ADSs. 3,247,259 of these warrants were outstanding as of June 30, 2021. At grant date, the 2020 Investor Warrants and the 2020 Placement Agent Warrants, or, together, the 2020 Warrants were recorded as liability-classified awards and accounted for in accordance with ASC 815-40-25, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock. In accordance with ASC 820, we measured the 2020 Warrants at grant date fair value. The total grant date fair value of the 2020 Warrants was $2,749,369. The Company concluded that due to the 2020 Redenomination, the 2020 Warrants now meet the requirements for classification as equity under ASC 815-40-25 as of December 8, 2020, the date of the 2020 General Meeting. The Company updated the carrying amount of the warrant liability to its fair value on December 8, 2020, with any changes recorded in the Consolidated Statements of Comprehensive Loss and then reclassed the warrant liability balance to additional paid in capital within Shareholders’ Equity.

Warrants issued in connection with the 2021 Private Placements

In connection with the sale of the ADSs in the 2021 Private Placements, we issued unregistered warrants to the Placement Agent to purchase an aggregate of 398,384 ADSs, or 2021 Placement Agent Warrants. The warrants are immediately exercisable at an exercise price of $2.32 per ADS, subject to adjustment as set forth therein and will expire five years from issuance.

Commitment Shares issued in connection with the 2020 Purchase Agreement

In consideration for entering into the 2020 Purchase Agreement, we agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company (the “2020 Commitment Shares”) which had a fair value of approximately $900,000. Since we have determined that the 2020 Purchase Agreement includes a freestanding put option that meets the criteria of a derivative in accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, we recorded the fair value of the 2020 Commitment Shares in General and administrative expenses in the unaudited Condensed Consolidated Statements of Comprehensive Income (Loss).

Functional Currency

The functional currency of Akari is U.S. dollars, as that is the primary economic environment in which the Company operates as well as the currency in which it has been financed.

The reporting currency of the Company is U.S. Dollars. The Company translated its non-U.S. operations’ assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive (loss) income. Gains or losses from foreign currency transactions and the remeasurement of intercompany balances are included in foreign currency exchange (losses) gains.

Results of Operations

For the Three Months Ended June 30, 2021 and June 30, 2020

Research and development expenses

Research and development expenses for the three months ended June 30, 2021 were approximately $2,183,000 compared to approximately $3,020,000 for the three months ended June 30, 2020. This decrease of 28% or $837,000 in expenses was primarily due to lower expenses incurred for clinical trials completed during the year.

We expect our clinical expenses including other research development expenses to increase in the future as we plan to conduct additional trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2021 were approximately $2,147,000 compared to approximately $2,891,000 for the three months ended June 30, 2020. This decrease of 26% or $744,000 was primarily due to a one-time non-cash financing expenses of approximately $900,000 related to the 2020 Purchase Agreement with Aspire Capital.

We expect our general and administrative expenses to increase due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States and rental expense associated with offices in the United States and London to support the Company’s operations and anticipated growth.

Other Income (expenses)

Other expense for the three months ended June 30, 2021 was approximately $16,000 compared to approximately $1,528,000 for the three months ended June 30, 2020. This $1,512,000 decrease was primarily attributed to the reclassification of warrant liabilities to equity under ASC 815-40-25 as of December 8, 2020, resulting in no recorded gain or loss related to the fair value of these warrants in the second quarter of 2021, compared to loss related to the fair value of these warrants liabilities in the second quarter of 2020.

For the Six Months Ended June 30, 2021 and June 30, 2020

Research and development expenses

Research and development expenses for the six months ended June 30, 2021 were approximately $5,713,000 compared to expenses of approximately $5,753,000 for the six months ended June 30, 2020. Research and development expenses for the six months ended June 30, 2021 compared to the same period ended 2020 reflected higher manufacturing costs for use in future clinical trials, offset by similarly lower clinical costs for clinical trials completed during the year.

We expect our clinical expenses including other research development expenses to increase in the future as we plan to conduct additional clinical trials to support the development of nomacopan, and advance other product candidates into pre-clinical and clinical development.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2021 were approximately $4,166,000 compared to approximately $5,086,000 for the six months ended June 30, 2020. This decrease of 18% or $920,000 was primarily due to a one-time non-cash financing expenses of approximately $900,000 related to the 2020 Purchase Agreement with Aspire Capital.

We expect our general and administrative expenses to increase in the future due to increased legal, accounting and professional fees associated with being a publicly reporting company in the United States.

Other income (expenses)

Other expense for the six months ended June 30, 2021 was approximately $306,000 compared to approximately $347,000 for the six months ended June 30, 2020. For the six months ended June 30, 2021, the reclassification of warrant liabilities to equity under ASC 815-40-25 as of December 8, 2020 resulted in no recorded gain or loss related to the fair value of these warrants during 2021, compared to loss related to the fair value of these warrants liabilities in the same period ended 2020. This was similarly offset by foreign currency exchange losses for the six months ended June 30, 2021 as compared to foreign currency exchange gain for the six months ended June 30, 2020.

Liquidity and Capital Resources

At June 30, 2021, we had $3,791,586 in cash and an accumulated deficit in the amount of $192,465,647. Since inception, we have funded our operations primarily through the sale of equity securities. In May 2021, we sold to Aspire Capital approximately $2,000,000 of ADSs under the 2020 Purchase Agreement.

In September 2018, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital was committed to purchase up to an aggregate of $20.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of $19,628,379 of ordinary shares under the 2018 Purchase Agreement. On June 30, 2020, we terminated the 2018 Purchase Agreement in connection with the entry of the 2020 Purchase Agreement. See “Aspire Capital Financing Arrangements – 2018 Purchase Agreement” below.

In July 2019, we sold to certain institutional investors, accredited investors and an existing shareholder, RPC Pharma Ltd., an affiliated entity of Dr. Ray Prudo, our Chairman, an aggregate of 2,368,392 ADSs in the Registered Direct Offering resulting in gross proceeds of approximately $4.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the sale of the ADSs in this Registered Direct Offering, we issued unregistered warrants to investors and the Placement Agent to purchase an aggregate of 1,361,842 ADSs in a private placement at $3.00 per ADS and $2.85 per ADS respectively. As of the date of the issuance of this Report on Form 6-K, all 1,361,842 of such warrants were outstanding.

In February 2020, we sold to certain accredited and institutional investors, led by some of our existing investors, including our Chairman Dr. Ray Prudo, an aggregate of 5,620,296 ADSs in a private placement at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. We also entered into a letter agreement with the Placement Agent to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the investors and the Placement Agent unregistered warrants to purchase 2,810,136 ADSs at $2.20 per ADS and 449,623 ADSs at $2.55 per ADS, respectively. As of the date of the issuance of this Report on Form 6-K, 3,247,259 of such warrants were outstanding.

In June 2020, we entered into a Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs beginning on the effective date of a registration statement related to the transaction. To date, we have sold to Aspire Capital a total of approximately $8 million of ADSs and $22 million of the original purchase commitment remains available for draw down under the 2020 Purchase Agreement. See “Aspire Capital Financing Arrangements – 2020 Purchase Agreements” below.

In July 2021, we sold to certain accredited and institutional investors, led by some of our existing investors, including Dr. Ray Prudo, our Chairman, an aggregate of 7,947,540 ADSs in a private placement at $1.55 per ADS for aggregate gross proceeds of approximately $12.3 million. We also entered into a letter agreement with Paulson Investment Company, LLC, or the Placement Agent, to serve as our placement agent in connection with this offering. In connection with the offering, we issued to the Placement Agent unregistered warrants to purchase 398,384 ADSs at $2.32 per ADS. As of the date of the issuance of this Report on Form 6-K, all of the 398,384 warrants were outstanding.

We believe our current capital resources including the funds we received after June 30, 2021 are sufficient to support our operations into March 2022 without giving effect to the sale of additional shares to Aspire Capital under the 2020 Purchase Agreement.

We are subject to a number of risks similar to those of clinical stage companies, including dependence on key individuals, uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with clinical trials of products, dependence on third-party collaborators for research operations, need for regulatory approval of products, risks associated with protection of intellectual property, and competition with larger, better-capitalized companies. We are closely monitoring ongoing developments in connection with the coronavirus pandemic, which has resulted in the halting of and disruptions to our ongoing clinical trials and may negatively impact our ability to raise capital. To fully execute our business plan, we will need, among other things, to complete our research and development efforts and clinical and regulatory activities. These activities may take several years and will require significant operating and capital expenditures in the foreseeable future.

For the six months ended June 30, 2021, we reported a net loss of $10,184,836 and we expect to continue to incur substantial losses over the next several years during our development phase. To fund our capital needs, we plan to raise additional funds through equity or debt financings or other sources, such as strategic partnerships and alliance and licensing arrangements, and in the long term, from the proceeds from sales of commercial products. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution.

These additional funds may not be available when we need them, on terms that are acceptable to us, or at all. Specifically, the COVID-19 pandemic has disrupted global financial markets, and may limit our ability to access capital, which could in the future negatively affect our liquidity. Therefore, there can be no assurance that we will be successful in obtaining an adequate level of financing needed for our research and development efforts and clinical and regulatory activities, which may take several years and will require significant operating and capital expenditures in the foreseeable future. If we are unable to raise sufficient capital resources, we will not be able to continue the development of all of our products, or may be required to delay part of our development programs and significantly reduce our activities in order to maintain our operations. These matters raise substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm, in its report on our audited financial statements for the year ended December 31, 2020 expressed substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if we were unable to continue as a going concern.

Aspire Capital Financing Arrangements

2020 Purchase Agreement

On June 30, 2020, we entered into a second Purchase Agreement with Aspire Capital (“2020 Purchase Agreement”) which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $30.0 million of our ADSs, during a 30-month period beginning July 27, 2020 on the effective date of a registration statement related to the transaction. Concurrently with entering into the 2020 Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital, or the Registration Rights Agreements in which we agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act, the sale of our securities that have been and may be issued to Aspire Capital under the 2020 Purchase Agreement. On July 17, 2020, we filed the registration statement on Form F-1 to register the resale of such securities and such registration statement was declared effective on July 27, 2020.

Under the 2020 Purchase Agreement, after the SEC has declared effective the registration statement referred to above, on any trading day selected by us, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice, each, a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 150,000 ADSs per business day and up to $30.0 million of our ADSs in the aggregate at a per share price, or the Purchase Price, equal to the lesser of:

•	the lowest sale price of our ADSs on the purchase date; or
•	the arithmetic average of the three (3) lowest closing sale prices for the ADSs during the ten (10) consecutive business days ending on the business day immediately preceding such Purchase Date (to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction).

In addition, on any date on which we submit a Purchase Notice to Aspire Capital in an amount of 150,000 ADSs, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice, each, a VWAP Purchase Notice, directing Aspire Capital to purchase an amount of ADSs equal to up to 30% of the aggregate shares of our ADSs traded on our principal market on the next trading day, or the VWAP Purchase Date, subject to a maximum number of 250,000 ADSs. The purchase price per share pursuant to such VWAP Purchase Notice is generally 97% of the volume-weighted average price for our ADSs traded on our principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the 2020 Purchase Agreement, so long as the most recent purchase has been completed.

The 2020 Purchase Agreement provides that we and Aspire Capital shall not effect any sales under the 2020 Purchase Agreement on any purchase date where the closing sale price of our ADSs is less than $0.25. Additionally, governing law in the United Kingdom, where the Company is incorporated, requires a minimum payment per ADS to be issued pursuant to a purchase notice equal to the nominal value of an ADS (i.e., $0.0001). There are no trading volume requirements or restrictions under the 2020 Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s ADSs to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the 2020 Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the 2020 Purchase Agreement. In accordance with ASC 815-40-15, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, since the ultimate floor price which is effectively the nominal value of the ADS which was denominated in GBP at the time of entering into the 2018 Purchase agreement as well as the 2020 Purchase Agreement (together “the Purchase Agreements”) prior to the 2020 Redenomination, the number of shares issuable under the contract was impacted by foreign currency, therefore ASC 815-40-15-7I precluded the Purchase Agreements from being indexed to the Company’s own stock. The Company determined that the right to sell shares to Aspire Capital under the Purchase Agreements represents a freestanding put option that met the criteria of a derivative pursuant to ASC 815 Derivatives and Hedging. Since the purchase price per share pursuant to the Purchase Agreements is at the market, the Company concluded that the put option has a fair value of zero, and therefore no additional accounting related to the put option was required.

In consideration for entering into the 2020 Purchase Agreement, the Company agreed to issue to Aspire Capital 40,760,900 ordinary shares of the Company, the 2020 Commitment Shares, which had a fair value of approximately $900,000. Because the Company has determined that the 2020 Purchase Agreement is considered a freestanding put option derivative, the Company recorded the value of the 2020 Commitment Shares in the twelve months ended December 31, 2020 in General and Administrative Expenses in the Consolidated Statements of Comprehensive Income (Loss). The 2020 Purchase Agreement may be terminated by us at any time, at our discretion, without any cost to us. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our securities during any time prior to the termination of the 2020 Purchase Agreement. Any proceeds we receive under the 2020 Purchase Agreement are expected to be used for working capital and general corporate purposes.

To date, we have sold to Aspire Capital a total of approximately $8 million of ADSs and $22 million of the original purchase commitment remains available for draw down under the Purchase Agreements.

Cash Flows

Net cash used in operating activities was approximately $12,284,000 during the six months ended June 30, 2021 compared to $12,013,000 during the six months ended June 30, 2020. Net cash flow used in operating activities was primarily attributed to our ongoing research activities to develop nomacopan, including manufacturing, clinical trial and preclinical activities as well as to our general and administrative activities.

There were no investing activities during the six months ended June 30, 2021 and June 30, 2020.

Net cash provided by financing activities, after related expenses, was approximately $1,994,000 during the six months ended June 30, 2021. This was from net proceeds from issuance of shares to Aspire Capital under the 2020 Purchase Agreement.

Net cash provided by financing activities, after related expenses, was approximately $19,081,000 during the six months ended June 30, 2020. This was from net proceeds from our February 2020 Private Placements in the approximate amount of $8,711,000, issuance of shares to Aspire Capital under the Purchase Agreement in the approximate amount of $10,343,000 and exercise of warrants issued in our February 2020 Private Placements resulting in proceeds of approximately $28,000 during the six months ended June 30, 2020.

Research and Development Expenditures, Patents and Licenses

Our research and development expenses were approximately $2,183,000, $5,713,000, $3,020,000 and $5,753,000 for the three and six months ended June 30, 2021 and 2020, respectively. Most of such research and development expenditures were in the form of payments to third parties to carry out our manufacturing, pre-clinical and clinical research activities.

We incurred the following research and development expenses for the three and six months ended June 30, 2021 and 2020:

	Three Months ended June 30,		Six Months ended June 30
	(in $000’s)		(in $000’s)
	2021	2020	2021	2020
Direct Expenses:
Nomacopan	$968	$493	$2,615	$1,366
Clinical trials	188	1,676	1,147	2,499
Other	104	172	396	416
Total direct expenses	1,260	2,341	4,158	4,281
Indirect Expenses:
Staffing	652	530	1,158	1,143
Other indirect	271	149	397	328
Total indirect expenses	923	679	1,555	1,471
Tax credits	-	-	-	-
Total Research and Development	$2,183	$3,020	$5,713	$5,752

Trend Information

We are a clinical-stage drug development company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition.

Off-balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Contractual Obligations

We do not have any significant contractual obligations as of June 30, 2021.

We lease office space in London, UK and New York, NY on a short-term basis.